EXHIBIT 99.1

SELECTED PORTIONS OF THE PROSPECTUS
OF THE PARTNERSHIP, DATED AUGUST 4, 2005

RISK FACTORS

Investing in units involves a high degree of risk.  You should specifically consider the following risks:

Mortgage Lending and Real Estate Risks

We Have Not Identified Any New Loans From Additional Proceeds of This Offering
We have not yet identified any specific loans with respect to the additional proceeds we will receive from this offering.  This means:

• You must rely entirely on the judgment of the general partners in investing the proceeds of this offering.

• You will be unable to evaluate, in advance, any of the terms of the loans including the selection of borrowers, and the terms of the loans that will be made.

• You will have no ability to evaluate the identification or location of, or any other important economic and financial data pertaining to, the underlying properties that secure the loans.  Our current loan portfolio is summarized in the sections of the prospectus entitled “BUSINESS” at page 46 and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OF THE PARTNERSHIP” at page 49 of this prospectus.

Suitable Mortgage Loans May Not be Available From Time to Time
The general partners receive referrals from a variety of sources.  The general partners only make loans that satisfy the partnership objectives (See “Investment Objectives and Criteria” at page 7).  The ability to find suitable loans is more difficult when the economy is weaker and there is less activity in the real estate market.  Although the real estate market in the San Francisco Bay Area, which is where most of our loans are placed, strengthened during 2004, there was increased competition for the type of loans that we make.  In addition, as we continue to make offerings of partnership units, and the size of our capital continues to grow, we must find more and more loans and/or loans of larger sizes in order to deploy such capital. It is also more difficult to find suitable loans when the interest rates are low as they are now when many borrowers can obtain the financing they need from traditional banks and lending institutions.  Such decreases in demand for loans could leave the partnership with excess cash.  In such event, the partnership makes short term, interim investments with proceeds pending investment in suitable loans.  Interest returns on these investments are usually lower than on mortgage loans, which may reduce the yield to holders of units, depending on how long these investments are held.

Loan Defaults and Foreclosures By Borrowers May Adversely Affect Partnership
We are in the business of lending money and, as such, take the risk that borrowers may be unable to repay the loans we have made to them.  Most loans will be interest only or interest with small repayments of principal.  This means:

• the loans are structured to provide for relatively small monthly payments with a large “balloon” payment of principal due at the end of the term.  Many borrowers are unable to repay such loans at maturity out of their own funds and are compelled to refinance or sell their property.

• Defaults and foreclosures may increase if the economy weakens or if there is an interest rate increase, which may make it more difficult for borrowers to refinance their loans at maturity or sell their property.  Interest rates have increased recently as the Federal Reserve Board, commencing in July 2004, has increased its federal funds rate.  The effect of such increase has been offset by a general strengthening, during 2004, of the California economy and the Northern California real estate market.  As of March 31, 2005, the partnership had twelve loans, totaling $27,932,000 that were past due by 90 days or more on interest payments or past maturity.  Continued increases in interest rates, or a weakening in the economy, could increase the number of such overdue loans.

• If a borrower is unable to repay the loan and defaults, we may be forced to purchase the property at a foreclosure sale.  If we cannot quickly sell or refinance such property, and the property does not produce any significant income, the partnership’s profitability will be adversely affected.

We Must Rely On Appraisals Which May Not Be Accurate or May Be Affected By Subsequent Events
We are an “asset” rather than a “credit” lender.  We are relying primarily on the real property securing the loans to protect our investment and not the credit worthiness of the borrower.  We rely on appraisals, prepared by unrelated third parties, to determine the fair market value of real property used to secure our loans.  We cannot guarantee that such appraisals will, in any or all cases, be accurate.  If an appraisal is not accurate or subsequent events adversely affect the value of the property, our loan would not be as secure as we anticipated.  In the event of foreclosure, we may not be able to recover our entire investment.  Additionally, since an appraisal fixes the value of real property at a given point in time, subsequent events could adversely affect the value of real property used to secure a loan.

Competition Risks
Increased competition for mortgage loans could lead to reduced yields and fewer investment opportunities.  The mortgage lending business is highly competitive, and the partnership competes with numerous established entities some of which have more financial resources and experience in the mortgage lending business than the general partners.  Recently, due to the Federal Reserve’s increasing interest rates, upward pressure on longer term rates, and a healthy real estate market, we have experienced increased competition as borrowers refinance with lower interest rate lenders than the partnership.  The partnership encounters significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts and other lenders with objectives similar in whole or in part of those of the partnership.  Any general increase in the availability of funds to mortgage lenders may increase competition for loans and could reduce the yields they produce, including those of the partnership.

Risks Associated With Junior Encumbrances
In the event of foreclosure under a second or third deed of trust the debt secured by a senior deed(s) of trust must be satisfied before any proceeds from the sale of the property can be applied toward the debt owed to us.  To protect our junior security interest, we may be required to make substantial cash outlays for such items as loan payments to senior lienholders to prevent their foreclosure, property taxes, insurance, repairs, maintenance and any other expenses associated with the property. These expenditures could have an adverse effect on our profitability.

Risks Associated With Construction Loans and Rehabilitation Loans
We may make construction loans up to a maximum of ten percent (10%) of the partnership’s loan portfolio. Construction loans are those loans made to borrowers constructing entirely new structures or dwellings, whether residential, commercial or multi-family properties.  Investing in construction loans subjects us to greater risk than loans related to properties with operating histories. If the partnership forecloses on property under construction, construction will generally have to be completed before the property can begin to generate an income stream or could be sold.  We may not have adequate cash reserves on hand with respect to junior encumbrances and/or construction loans at all times to protect our security.  If we did not have adequate cash reserves, we could  suffer a loss of our investment.  Additionally,  we may be  required to obtain permanent financing of the property in addition to the construction loan which could involve the payment of significant fees and additional cash obligations for the partnership. (See “CERTAIN LEGAL ASPECTS OF LOANS” at page 44). In addition to construction loans, the partnership also makes loans, the proceeds of which are used to remodel, add to and/or rehabilitate an existing structure or dwelling, whether residential, commercial or multifamily properties and which, in the determination of management, are not construction loans. These loans are referred to by management as “Rehabilitation Loans”. As of December 31, 2004 the partnership had funded $41,373,000 in Rehabilitation Loans and $8,880,000 remained to be disbursed for a combined total of $50,253,000. While the partnership does not classify Rehabilitation Loans as Construction Loans, Rehabilitation Loans do carry some of the same risks as Construction Loans. There is no limit on the amount of Rehabilitation Loans the partnership may make. We currently anticipate that Rehabilitation Loans as a percentage of our total loan portfolio will increase in the near term.

Risks of Real Estate Ownership After Foreclosure
If a borrower is unable to pay our loan or refinance it when it is due, we will be required to institute foreclosure proceedings against the borrower. Although we may immediately be able to sell the property, sometimes we will be required to own the property for a period of time. We will be subject to certain economic and liability risks attendant to all property ownership which could affect the partnership’s profitability.  The risks of ownership will include the following:

The property could generate less income for us than we could have earned from interest on the loan

If the property is a rental property we will be required to find and keep tenants

We will be required to oversee and control operating expenses

We will be subject to general and local real estate and economic market conditions which could adversely affect the value of the property

We will be subject to any change in laws or regulations regarding taxes, use, zoning and environmental protection and hazards

We will be potentially liable for any injury that occurs on or to the property

Risks of Real Estate Development On Property Acquired By Us
If we have acquired property through foreclosure or otherwise, there may be circumstances in which it would be in the best interest of the partnership not to immediately sell the property, but to develop it ourselves.  Depending upon the location of the property and market conditions, the development done by us could be either residential (single or multifamily) or commercial.  Currently, the partnership is pursuing development of a single family residential property which it acquired in September 2004 through a foreclosure sale.  The partnership is developing this property by processing plans for the creation of two condominium units on it.  Development of this residential property as well as any other type of real estate involves risks including the following:

We will be required to rely on the skill and financial stability of third party developers and contractors

Any development or construction will involve obtaining local government permits.  We will be subject to the risk that our project does not meet the requirements necessary to obtain those permits

Any type of development and construction is subject to delays and cost overruns

There can be no guarantee that upon completion of the development that we will be able to sell the property or realize a profit from the sale

Economic factors and real estate market conditions could adversely affect the value of the property
Bankruptcy and Legal Limitations On Personal Judgments May Adversely Affect Our Profitability
Any borrower has the ability to delay a foreclosure sale by us for a period ranging from several months to several years or more by filing a petition in bankruptcy.  The filing of a petition in bankruptcy automatically stops or “stays” any actions to enforce the terms of the loan.  The length of this delay and the costs associated with it will generally have an adverse impact on our profitability.  We also may not be able to obtain a personal judgment against a borrower (See “CERTAIN LEGAL ASPECTS OF LOANS” at page 44).

Risks Associated With Unintended Violations of Usury Statutes
Usury laws impose restrictions on the maximum interest that may be charged on our loans.  Under California law, a loan arranged by a licensed California real estate broker will be exempt from applicable California usury provisions.  Since Redwood Mortgage Corp., a licensed California real estate broker, will arrange our loans, our loans should be exempt from applicable state usury provisions. Nevertheless, unintended violations of the usury statutes may occur.  In such an event, the partnership may have insufficient cash to pay any damages, thereby adversely affecting the operations of the partnership.  We could also lose our entire investment.  The partnership is currently in the process of acquiring a Commercial Financing License, or CFL.  As a result, once we are operating under a CFL, this license will provide the partnership with an exemption from the applicable California usury provision.

Risks Associated With High Cost Mortgages
In March 1995, the Federal Reserve Board issued final regulations governing high cost mortgages.  Although the partnership anticipates making relatively few loans that would qualify as high cost mortgages, the failure to comply with these regulations could adversely affect the partnership.  A high cost mortgage is any loan made to a consumer secured by the consumer’s principal residence if either (i) the annual percentage rate exceeds by more than eight percent, the yield on Treasury securities having comparable periods of maturity for first mortgages, or ten percent for junior mortgages or (ii) the total fees payable by a consumer at or before closing exceeds the greater of eight percent (8%) of the total loan amount.  These regulations primarily focus on:

• additional disclosure with respect to the terms of the loan to the borrower,

• the timing of such disclosures, and

• the prohibition of certain terms in the loan including balloon payments and negative amortization.

The failure to comply with the regulations, even if the failure was unintended, will render the loan rescindable for up to three (3) years.  The lender could also be held liable for attorneys’ fees, finance charges and fees paid by the borrower and certain other money damages.

On October 10, 2001, then Governor Davis signed into law, Assembly Bill 489 which took effect on July 1, 2002.  This law provides for state regulation of residential mortgage and consumer loans secured by liens on real property of $250,000 or less, which have (1) an annual percentage rate at least eight percent above the interest rate on U.S. Treasury securities of a comparable maturity, or (2) points and fees in excess of six percent of the loan amount, exclusive of the points and fees.  Such loans would be considered “high cost loans” under state law.  While it is unlikely that the partnership would make many high cost loans, the failure to comply with this law could have significant adverse effects on the partnership.  The law prohibits certain lending practices with respect to high cost loans, including the making of a loan without regard to the borrower’s income or obligations.  When making such loans, lenders must provide borrowers with a consumer disclosure, and provide for an additional rescission period prior to closing the loan.

• The reckless or willful failure to comply with any provision of this law, including the mandatory disclosure provisions, could result in, among other penalties, the imposition of administrative penalties of $25,000, loss or suspension of the offending broker’s license, as well as exposure to civil liability to the consumer/borrower (including the imposition of actual and punitive damages).

Loan-To-Value Ratios Are Determined By Appraisals Which May Be In Excess of the Ultimate Purchase Price of the Underlying Property
The so-called “loan to value ratio” will not exceed the following:

• eighty percent (80%) of the appraised value for residential properties and multi-unit property,
• seventy percent (70%) of the appraised value for commercial property and
• fifty percent (50%) of the appraised value for unimproved land.

The loan-to-value ratios are determined based on the appraised value of a property which may be in excess of the ultimate purchase price of the underlying property.  We cannot assure you that such appraisals will reflect the actual amount buyers will pay for the property.  In the case of a loan made in connection with a pending property purchase, an appraisal may, for various reasons, reflect a higher or lower value than the purchase amount; we will nevertheless base our loan-to-value ratios on the appraised value, rather than on such purchase amount.  Further, if the value of the property declines to a value below the amount of the loan,  the loan could become under-collateralized.  This would result in a risk of loss for the partnership if the borrower defaults on the loan.

Larger Loans Result in Less Diversity and May Increase Risk
As of December 31, 2004, the partnership held 75 loans secured by deeds of trust, with an aggregate face value of $171,745,000.  The average value of those loans in 2004 was approximately $2,289,000, which is an increase of $472,000 from the average loan value of $1,817,000 in 2003. The average loan as of December 31, 2004, represented 1.25% of partners’ capital and 1.33% of outstanding secured loans, as compared to December 31, 2003, when average loan size represented 1.31% of partners’ capital and 1.23% of outstanding secured loans. The largest secured loan as of December 31, 2004, was for an amount of approximately $12,045,000 and represented 6.56% of partners’ capital, 7.01% of outstanding secured loans and 6.00% of the total partnership assets as compared to December 31, 2003, where the largest secured loan was for the amount of approximately $16,010,000 and represented 11.54% of partners’ capital, 10.88% of total secured loans and 9.84% of the total partnership assets.  The maximum investment by the partnership in a loan will not exceed 10% of the then total partnership assets.

The partnership can as a general rule decrease risk of loss from delinquent mortgage loans by investing in a greater total number of loans.  Investing in fewer, larger loans generally decreases diversification of the portfolio and increases risk of loss and possible reduction of yield to investors in the partnership in the case of a delinquency of such a loan.  However, since larger loans generally will carry a somewhat higher interest rate, the general partner may determine, from time to time, that a relatively larger loan is advisable for the partnership.

Use Of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation
We are permitted and have borrowed funds for the purpose of making loans, for increased liquidity, reducing cash reserve needs or for any other proper partnership purpose on any terms commercially available.  We may assign all or a portion of our loan portfolio as security for such loans.  The maximum amount we may borrow is fifty percent (50%) of the outstanding principal balance of our total loan portfolio.

Changes in the interest rate have a particularly adverse effect on us if we have borrowed money to fund loans.  Borrowed money will bear interest at a variable rate, whereas we are likely to be making fixed rate loans.  Thus, if prevailing interest rates rise, we may have to pay more in interest on the borrowed money than we make on loans to our borrowers. This will reduce our profitability or cause losses through liquidation of loans in order to repay the debt on the borrowed money.  It is possible that we could default on our obligation if we cannot cover the debt on the borrowed money. (See “INVESTMENT OBJECTIVES AND CRITERIA - Borrowing” at page 43).

Changes In Interest Rates May Affect Your Return On Your Investment
Our loans typically have fixed rates and the majority of our loans are for terms of one to five years.  Consequently, due to the terms of our loans, if interest rates rapidly increase, such interest rates may exceed the average interest rate earned by our loan portfolio.  If prevailing interest rates rise above the average interest rate being earned by our loan portfolio, you may be unable to quickly sell your units, as they are an illiquid investment, in order to take advantage of higher returns available from other investments.  In addition, an increase in interest rates accompanied by a tight supply of mortgage funds may make refinancing by borrowers with balloon payments difficult or impossible.  This is true regardless of the market value of the underlying property at the time such balloon payments are due.  In such event, the property may be foreclosed upon (See “CERTAIN LEGAL ASPECTS OF LOANS” at page 44).  Moreover, the majority of the partnership’s loans do not include prepayment penalties for a borrower paying off a loan prior to maturity.  The absence of a prepayment penalty in the partnership’s loans may lead borrowers to refinance higher interest rate loans in a market of falling interest rates.  This would then require the partnership to reinvest the prepayment proceeds in loans or alternative short term investments with lower interest rates and a corresponding lower yield to partners. (See “RISK FACTORS” at page 8).

Equity or Cash Flow Participation in Loans Could Result in Loss of Secured Positions in Loans
The partnership may sometimes participate in the appreciation in value or in the cash flow from a secured property.  If a borrower defaults and claims that this participation makes the loan comparable to equity (like stock) in a joint venture, the partnership might lose its secured position as lender in the property.  Other creditors of the borrower might then wipe out or substantially reduce the partnership’s investment.  The partnership could also be exposed to the risks associated with being an owner of real property.  If a third party were to assert successfully that a partnership loan was actually a joint venture with the borrower, there might be a risk that the partnership could be liable as joint venturer for the wrongful acts of the borrower toward the third party.

Marshaling of Assets Could Delay Or Reduce Recovery of Loans
As security for a single loan, we may require a borrower to execute deeds of trust on other properties owned by the borrower in addition to the property the borrower is purchasing or refinancing.  In the event of a default by the borrower, we may be required to “marshal” the assets of the borrower.  Marshaling is an equitable doctrine used to protect a junior lienholder with a security interest in a single property from being “squeezed out” by a senior lienholder, such as us, with security interest not only in the property, but in one or more additional properties. Accordingly, if another creditor of the borrower forced us to marshal the borrower’s assets, foreclosure and eventual recovery of the loan could be delayed or reduced, and our costs associated therewith could be increased.

Potential Liability For Toxic Or Hazardous Substances If We Are Considered Owner of Real Property
If we take an equity interest in, management control of, or foreclose on any of the loans, we may be considered the owner of the real property securing such loans.  In the event of any environmental contamination, there can be no assurance that we would not incur full recourse liability for the entire cost of any such removal and cleanup, even if we did not know about or participate in the contamination. Full recourse liability means that any of our property, including the contaminated property, could be sold in order to pay the costs of cleanup in excess of the value of the property at which such contamination occurred.  In addition, we could incur liability to tenants and other users of the affected property, or users of neighboring property, including liability for consequential damages.  Consequential damages are damages which are a consequence of the contamination but are not costs required to clean up the contamination, such as lost profits of a business.

Potential Loss Of Revenue In The Event Of The Presence of Hazardous Substances
If we became the “owner” of any real property containing hazardous substances, we would also be exposed to risk of lost revenues during any cleanup, the risk of lower lease rates or decreased occupancy if the existence of such substances or sources on the property were a health risk.  If we fail to remove the substances or sources and clean up the property, federal, state, or local environmental agencies could perform such removal and cleanup.  Such agencies would impose and subsequently foreclose liens on the property for the cost thereof.  A “lien” is a charge against the property of which the holder may cause the property to be sold and use the proceeds in satisfaction of the lien.  We may find it difficult or impossible to sell the property prior to or following any such cleanup.  If such substances are discovered after we sell the property, we could be liable to the purchaser thereof if the general partners knew or had reason to know that such substances or sources existed.  In such case, we could also be subject to the costs described above.

If we are required to incur such costs or satisfy such liabilities, this could have a material adverse effect on our profitability.  Additionally, if a borrower is required to incur such costs or satisfy such liabilities, this could result in the borrower’s inability to repay its loan from us.

Potential Conflicts and Risks If We Invest In Loans With General Partners or Affiliates
We may invest in loans acquired by the general partners or affiliates.  Our portion of the total loan may be smaller or greater than the portion of the loan made by the general partners or affiliates, but will generally be on terms substantially similar to the terms of our investment.  You should be aware that investing with the general partners or affiliates could result in a conflict of interest between the partnership and the general partners or affiliates in the event that the borrower defaults on the loan and both the partnership and the general partners or affiliates protect their own interest in the loan and in the underlying security.

Investment Risks
Lack of Liquidity of Units Increases Their Risks
No public trading market for the units exists.  It is highly unlikely that a public trading market will ever develop.  Article 7 of the partnership agreement imposes substantial restrictions upon your ability to transfer units (See “SUMMARY OF LIMITED PARTNERSHIP AGREEMENT” at page 81 and “TRANSFER OF UNITS” at page 84).  In addition, the partnership agreement does not provide for the buy-back or repurchase of units by the partnership or the general partners.  It does however, provide you with a limited right to withdraw capital from the partnership after one year, with penalty, and after 5 years without penalty subject to certain requirements.  (See “TRANSFER OF UNITS - Withdrawal from Partnership” at page 84).  There is no assurance that the value of units for purposes of this withdrawal in any way reflects the fair market value of the units.  In addition, your units may not be readily accepted as collateral for a loan.  Consequently, you should consider the purchase of units only as a long-term investment.

There Is No Assurance You Will Receive Cash Distributions
The general partners and their affiliates are paid and reimbursed by the partnership for certain services performed for the partnership and expenses paid on behalf of the partnership (See “COMPENSATION OF THE GENERAL PARTNERS AND AFFILIATES” at page 23).  The partnership bears all other expenses incurred in its operations.  All of these fees and expenses are deducted from cash funds generated by the operations of the partnership prior to computing the amount that is available for distribution to you. The general partners, in their discretion, may also retain any portion of cash funds generated from operations for working capital purposes of the partnership.  Accordingly, there is no assurance as to when or whether cash will be available for distributions to you.

Your Ability To Recover Your Investment On Dissolution and Termination Will Be Limited
In the event of dissolution or termination of the partnership, the proceeds realized from the liquidation of assets, if any, will be distributed to the partners only after the satisfaction of claims of creditors. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom. Additionally, if you have elected to retain your earnings in the partnership, you could lose such earnings in addition to the amount of your initial investment.

Certain Kinds of Losses Cannot Be Insured Against
We will require comprehensive insurance, including fire and extended coverage, which is customarily obtained for or by a lender, on properties in which we acquire a security interest.   Generally, such insurance will be obtained by and at the cost of the borrower.  However, there are certain types of losses (generally of a catastrophic nature, such as civil disturbances and acts of God such as earthquakes, floods and slides) which are either uninsurable or not economically insurable.  Should such a disaster occur to, or cause the destruction of, any property serving as collateral for a loan, we could lose both our invested capital and anticipated profits from such investment.  In addition, on certain real estate owned by us as a result of foreclosure, we may require homeowner’s liability insurance.  However, insurance may not be available for theft, vandalism, land or mud slides, hazardous substances or earthquakes on all real estate owned and losses may result from destruction or vandalism of the property thereby adversely affecting our profitability.

Risks Related To Concentration of Mortgages in the San Francisco Bay Area
As of December 31, 2004, 76.36% ($131,143,000) of our loans are secured by properties located in 6 counties that comprise the San Francisco Bay Area.  The San Francisco Bay Area economy is improving from the economic downturn from 2000 to 2003.  Employment and job creation has improved but is still lower than desirable.  During 2004 and continuing in 2005, the residential and commercial real estate market, in Northern California generally experienced solid price appreciation.  Our concentration of loans in the San Francisco Bay Area, however, exposes us to greater risk of loss if the economy in the San Francisco Bay Area weakens than would be the case if our loans were spread throughout California or the nation.  The San Francisco Bay Area economy and/or real estate market conditions could be weakened by:

A continued economic recession in or slowdown in the area

Overbuilding of commercial and residential properties

Relocation of businesses outside of the area due to economic factors such as high cost of living and of doing business within the region

Increased interest rates thereby weakening the general real estate market

If the economy were to weaken, it is likely that there would be more property available for sale, values would fall, and lending opportunities would decrease.  In addition, a weak economy and increased unemployment could adversely affect borrowers resulting in an increase in the number of loans in default.

You Must Rely on the General Partners For Management Decisions; Limited Partners Have No Control Over Operation of the Partnership
All decisions with respect to the management of the partnership will be made exclusively by the general partners.  Our success will, to a large extent, depend on the quality of the management of the partnership, particularly as it relates to lending decisions.  You have no right or power to take part in the management of the partnership.  Accordingly, you should not purchase any of the units offered hereby unless you are willing to entrust all aspects of the management of the partnership to the general partners.  You should carefully evaluate the general partners’ capabilities to perform such functions (See “MANAGEMENT” at page 35).

You Will Be Bound By Decision of Majority Vote
Subject to certain limitations, limited partners holding a majority of units may vote to, among other things:

• remove the general partners,
• dissolve the partnership,
• approve or disapprove the sale of all or substantially all of the partnership’s assets and
• amend the partnership agreement, subject to certain limitations.

If you do not vote with the majority in interest of the other limited partners, you nonetheless will be bound by the majority vote.  The general partners shall have the right to increase this offering or conduct an additional offering of securities without obtaining your consent or the consent of any other limited partner.  (See “SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT” at page 81” and “TRANSFER OF UNITS” at page 84).

Net Worth of the General Partners May Affect Ability of the General Partners To Fulfill Their Obligations To The Partnership
The general partners have represented that they have an aggregate net worth in excess of $1,000,000, a significant portion of which consists of assets which are illiquid.  This may be relevant in evaluating the ability of the general partners to fulfill their obligations and responsibilities to the partnership (See “MANAGEMENT” at page 35).

Risks Regarding Formation Loan and Repayment Thereof
The partnership will loan to Redwood Mortgage Corp., a general partner, funds in an amount equal to the sales commissions (See “PLAN OF DISTRIBUTION - Formation Loan” at page 88).  The formation loan will be an unsecured loan that will not bear interest and will be repaid in annual installments. Redwood Mortgage Corp. shall make annual installments of one-tenth of the principal balance of the formation loan as of December 31 of each year.  Such payment shall be due and payable by December 31 of the following year.  Prior to the termination of this offering, the principal balance of the formation loan will increase as additional sales of units are made each year.  Upon completion of this offering, the balance of the formation loan will be repaid in ten (10) equal annual installments of principal, without interest, commencing on December 31 of the year following the year this offering terminates.  With respect to this offering, the formation loan could range from a minimum of $5,000,000 assuming all investors elected to receive current cash distributions to a maximum of $9,000,000 assuming all investors elected to compound their earnings.

A portion of the amount we receive from withdrawing limited partners as early withdrawal penalties may first be applied to reduce the principal balance of the formation loan.  This will have the effect of reducing the amount owed by Redwood Mortgage Corp. to the partnership.  If all or any one of the initial general partners are removed as a general partner by the vote of a majority of limited partners and a successor or additional general partner(s) begins using any other loan brokerage firm for the placement of loans or loan servicing, Redwood Mortgage Corp. will be immediately released from any further payment obligation under the formation loan.  If all of the general partners are removed, no other general partners are elected, the partnership is liquidated and Redwood Mortgage Corp. is no longer receiving payments for services rendered, the debt on the formation loan shall be forgiven by the partnership and Redwood Mortgage Corp. will be immediately released from any further obligations under the formation loan.  The non-interest bearing feature of the formation loan will have the effect of slightly diluting your rate of return, but to a much lesser extent than if the partnership were required to bear all of its own syndication expenses out of the offering proceeds.

Delays In Investment Could Adversely Affect Your Return
A delay will occur between the time you purchase your units and the time the net proceeds of the offering are invested.  This delay could adversely affect the return paid to you.  In order to mitigate this risk, pending the investment of the proceeds of this offering, funds will be placed in such highly liquid, short-term investments as the general partners shall designate.  The interest earned on such interim investments is expected to be less than the interest earned by the partnership on loans.  The general partners estimate, based upon their historical experience, that it will be no longer than ninety (90) days from the time your funds are received by us until they are invested in loans.

No Assurance of Limitation of Liability of Limited Partners
As a limited partner, you have no right to, and you take no part in, control and management of the partnership’s business.  However, the partnership agreement authorizes all limited partners to exercise the right to vote on certain matters, including the right to remove the general partners and elect a successor general partner(s) (See “SUMMARY OF LIMITED PARTNERSHIP AGREEMENT - Rights and Liabilities of Limited Partners” at page 81).  The California Revised Limited Partnership Act expressly provides that the right to vote on those matters will not cause you or any other limited partner to have personal liability for partnership obligations in excess of the amount of your capital contributions which have not been previously returned to you.  However, you may be required to return amounts distributed to you as a return of your capital contribution if we are unable to pay creditors who extended credit to us prior to the date of such return of capital.

No Assurance That California Law Will Apply With Respect To Limitation Of Liability Of Limited Partners
Morrison & Foerster LLP, counsel for the partnership, has advised that strong arguments may be made in support of the conclusion that California law governs in all states as to the liability of the limited partners and that neither the possession nor the exercise of such rights should affect the liability of the limited partners.  However, Morrison & Foerster LLP, counsel for the partnership, has also advised that since there is no authoritative precedent on this issue, a question exists as to whether the exercise, or perhaps even the existence, of such voting rights might provide a basis on which a court in a state other than California could hold that you are not entitled to the limitation on liability for which the partnership agreement provides.  This is only a concern if you are not a California resident.

We Cannot Precisely Determine Compensation To Be Paid General Partners and Affiliates
The general partners and their affiliates are unable to predict the amounts of compensation to be paid to them as set forth under “COMPENSATION OF THE GENERAL PARTNERS AND AFFILIATES” at page 23.  Any such prediction would necessarily involve assumptions of future events and operating results which cannot be made at this time.  As a result, there is a risk that investors will not have the opportunity to judge ahead of time whether the compensation realized by the general partners is commensurate with the return generated by the loans.

Working Capital Reserves May Not Be Adequate
We intend to maintain working capital reserves to meet our obligations, including carrying costs and operating expenses of the partnership (See “ESTIMATED USE OF PROCEEDS” at page 21).  The general partners believe such reserves are reasonably sufficient for our contingencies.  If for any reason those reserves are insufficient, the general partners will have to borrow the required funds or require the partnership to liquidate some or all of our loans.  In the event the general partners deem it necessary to borrow funds, there can be no assurance that such borrowing will be on acceptable terms or even available to us.  Such a result might require us to liquidate our investments and abandon our activities.

We May Be Required to Forego More Favorable Investments to Avoid Regulation Under Investment Company Act of 1940
The general partners intend to conduct the operations of the partnership so that we will not be subject to regulation under the Investment Company Act of 1940.  Among other things, they will monitor the proportions of our funds which are placed in various investments and the form of such investments so that we do not come within the definition of an investment company under such Act.  As a result, we may have to forego certain investments which would produce a more favorable return.

Conflicts of Interest Risks
The risk factors below describe certain material conflicts of interest that may arise in the course of the general partners’ management and operation of our business.  The disclosure in the prospectus under the caption “CONFLICTS OF INTEREST,” beginning on page.28, sets forth a more complete discussion of these conflicts of interest.  Our discussion of potential conflicts of interest reflects our knowledge of the existing or potential conflicts of interest as of the date of this prospectus.  We cannot assure you that no other conflicts of interest will arise in the future.   Conflicts arise as a result of the general partners’ legal and financial obligation to other partners.  The general partners and their affiliates will experience conflicts of interest in connection with the management of the partnership, including the following:

• The general partners and their affiliates have legal and financial obligations with respect to other partnerships which are similar to their obligations with respect to the partnership.

• The general partners and their affiliates have to allocate their time between the partnership and other activities, including other real estate partnerships in which they are involved.

• The amount of the loan brokerage commission payable to affiliates of the general partners will affect the overall rate of return to the limited partners.

• In the event of default of the formation loan, a conflict of interest would arise on the general partners’ part in connection with the enforcement of the formation loan and continued payment of other fees and compensation to Redwood Mortgage Corp., including, but not limited to, the loan servicing fees and the asset management fees.

Use of Forward Looking Statements
Certain statements in this prospectus which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding our expectations, hopes, intentions, beliefs and strategies regarding the future.  Forward-looking statements include statements regarding future interest rates and economic conditions and their effect on the partnership and its assets, trends in the California real estate market, estimates as to the allowance for loan losses and the valuation of real estate held for sale, estimates of future annualized yield, estimates of future limited partner withdrawals, estimates of the compensation to the general partners and estimates of the formation loan.  Actual results may be materially different from what is projected by such forward-looking statements.  Factors that might cause such a difference include unexpected changes in economic conditions and interest rates, the impact of competition and competitive pricing and downturns in the real estate markets in which we have made loans.  All forward-looking statements and reasons why results may differ included in the prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Tax Risks
Risks Associated With Partnership Status For Federal Income Tax Purposes
The partnership is intended to be treated as a partnership (other than a publicly traded partnership) for federal income tax purposes.  Although we have received an opinion from Morrison & Foerster LLP to the effect that the partnership will be treated as a partnership (other than a publicly traded partnership) for federal income tax purposes, we will not seek a ruling from the Internal Revenue Service (“IRS”) on the tax treatment of the partnership or its partners.  Counsel’s opinion represents only its best legal judgment based upon existing law and, among other things, factual representations provided by the general partners.  The opinion of counsel has no binding effect on the IRS or any court, and no assurance can be given that the conclusions reached in said opinion would be sustained by a court if challenged by the IRS.

If we were taxable as a corporation, the “pass through” treatment of our income and losses would be lost.  Instead, we would, among other things, pay income tax on our earnings in the same manner and at the same rate as a corporation, and our losses, if any, would not be deductible by the limited partners.  Limited partners would be taxed upon distributions substantially in the manner that corporate shareholders are taxed on dividends.  In addition, if we were classified as a publicly traded partnership but nonetheless remained taxable as a partnership, the passive activity loss rules would apply in a manner that could adversely affect limited partners. See “MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Tax Classification of the Partnership” at page 70.

Your Ability to Offset Income with Our Losses May Be Limited
We are engaged in mortgage lending.  We take the position that most of our income is nonpassive income for purposes of certain limitations on the use of losses from passive activities.  It is possible, however, that the IRS could assert that our income is properly treated as portfolio income for purposes of those limitations.  Such treatment is subject to the interpretation of complex Treasury regulations, and is dependent upon a number of factors, such as whether we are engaged in a trade or business, the extent to which we incur liabilities in connection with our activities, and the proper matching of the allocable expenses incurred in the production of partnership income.  There can be no assurance that an IRS challenge to our characterization of our income will not succeed.  It also is possible that we might be unable to allocate expenses to the income produced, in which case investors might find their ability to offset income with allocable expenses limited by the two percent (2%) floor on miscellaneous investment expenses.

Your Tax Liability May Exceed the Cash You Receive
Your tax liabilities associated with an investment in the partnership for a given year may exceed the amount of cash we distribute to you during such year.  As a limited partner, you will be taxed on your allocable share of our taxable income whether or not you actually receive cash distributions from us.  Your taxable income could exceed cash distributions you receive, for example, if you elect to reinvest in the partnership the cash distributions you would otherwise have received.  Taxable income in excess of cash distributions also could result if we were to generate so-called “phantom income” (taxable income without an associated receipt of cash).  Based upon historical experience, the general partners anticipate that the partnership’s taxable income will not differ substantially from the cash flow generated by our lending activities.

We Expect to Generate Unrelated Business Taxable Income
Tax-exempt investors (such as an employee pension benefit plan or an IRA) may be subject to tax to the extent that income from the partnership is treated as unrelated business taxable income, or UBTI.  We borrow funds on a limited basis, which can cause a portion of our income to be treated as UBTI.  We may also receive income from services rendered  in connection with making or securing loans, which is likely to constitute UBTI.  In addition, although we do not currently intend to own and lease personal property, it is possible we may do so as a result of a foreclosure upon a default.  Although we use reasonable efforts to prevent any borrowings and leases of personal property from causing any significant amount of partnership income to be treated as UBTI, we expect that some portion of our income will be UBTI.  Prospective investors that are tax-exempt entities are urged to consult their own tax advisors regarding the suitability of an investment in units.  In particular, an investment in units may not be suitable for charitable remainder trusts.

Risks of Audit and Adjustment
The IRS could challenge certain federal income tax positions taken by the partnership if we are audited.  Any adjustment to the partnership’s return resulting from an audit by the IRS would result in adjustments to your tax returns and might result in an examination of items in such returns unrelated to the partnership or an examination of tax returns for prior or later years.  Moreover, the partnership and investors could incur substantial legal and accounting costs in contesting any IRS challenge, regardless of the outcome.  The general partners generally will have the authority and power to act for, and bind the partnership in connection with, any such audit or adjustment for administrative or judicial proceedings in connection therewith.

Risks of Effects of State and Local Taxation
The state in which you reside may impose an income tax upon your share of the taxable income of the partnership.  Furthermore, states, such as California in which the partnership will own property generally impose income tax upon each partner’s share of a partnership’s taxable income considered allocable to such states, whether or not each partner resides in that state.  As a result, a nonresident partner may be required to file a tax return in California and any other such state.  Differences may exist between federal income tax laws and state and local income tax laws.  The partnership may be required to withhold state taxes from distributions to investors in certain instances.  You are urged to consult with your own tax advisers with respect to state and local taxation.

ERISA RISKS
Risks of Investment By Benefit Plan Investors and other Tax-Exempt Investors
In considering an investment in the partnership, if you are a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) (a tax-qualified plan), you should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); or (ii) whether the investment is prudent, since there may not be a market created in which you can sell or otherwise dispose of the units.  In addition if you are a Benefit Plan Investor, including a tax-qualified pension or 401(k) plan or an IRA, you should consider (i) whether a distribution of units from a tax-qualified plan or IRA would be accepted by an IRA custodian as a rollover, and if not, the automatic 20% income tax withholding which you may need to satisfy out of other assets that you own; (ii) whether a required distribution from a tax-qualified plan or IRA commencing on the April 1 following the calendar year in which you attain age 70 ½ could cause you to become subject to income tax that you would need to satisfy out of other assets if you were not able to transfer the unit for cash; and (iii) whether interests in the partnership or the underlying assets owned by the partnership constitute “Plan Assets” for purposes of Section 4975 of the Code which would could cause certain transactions with the partnership to constitute prohibited transactions.  Finally, all tax-exempt investors, including tax-qualified pension and 401(k) plans and IRAs should consider (i) whether the investment will impair the liquidity of your plan or other entity; and (ii) whether the investment will create unrelated business taxable income for the plan or other entity.  ERISA requires that the assets of a plan be valued at their fair market value as of the close of the plan year, and it may not be possible to adequately value the units from year to year, since there will not be a market for those units and the appreciation of any property may not be shown in the value of the units until the partnership sells or otherwise disposes of its investments (See “ERISA CONSIDERATIONS” at page 78).

COMPENSATION OF THE GENERAL PARTNERS AND AFFILIATES

Set forth below in tabular form is a description of compensation that we may pay the general partners and their affiliates in connection with the offering to which this prospectus pertains and the use of proceeds from that offering.  With respect to such offering and such use of proceeds, no other compensation will be paid to the general partners or any affiliates from the partnership.  These compensation arrangements have been established by the general partners and are set forth in the partnership agreement and are not the result of arms-length negotiations.  The general partners have compared their compensation arrangements to those of unrelated parties providing the same services.  The general partners have set, in some instances, maximum levels of compensation to be received by them; however, they have the discretion to set the actual fee received by them at an amount lower than the maximum amount allowable.  The ability to set a fee at below the maximum amount permitted to be received under the partnership agreement is solely within the discretion of the general partners and does not require approval of the limited partners.  In order for the general partners to receive any fees in excess of the maximum amounts allowable, the general partners, under the terms of the partnership agreement, would be required to obtain a vote of at least the limited partners holding 51% or more of the partnership’s net assets.  The general partners have determined the following compensation levels are fair and reasonable.  In their review, the general partners have:

•	analyzed the compensation arrangements in other offerings,

•	spoken to other professionals in the industry including issuers, promoters and broker dealers,

•	examined “rate sheets” from banks and savings & loans which set forth the rates being charged by those institutions for the same or similar services

•
collected data regarding compensation from trade association meetings and/or other relevant periodicals.  Thus, we believe the amounts are approximately equivalent to those which would customarily be paid to unrelated parties for the same services.

The exact amount of future compensation payable to the general partners cannot be precisely determined.  The compensation to be received by the general partners is based primarily upon the length of time the partnership continues to operate, the net asset value of the partnership and the loan balances.  The net asset value of the partnership is the partnership’s total assets less its total liabilities.  The net asset value will fluctuate due to the reinvestment of income, earnings distributions, the level of liquidations and sales of partnership units.  Loan balances outstanding will fluctuate during the term of the partnership because loans will be continually maturing and “turning over”.  Accordingly, the exact amount of fees to be paid to the general partners and their affiliates cannot be determined.  However, based upon the general partners’ prior experience with this partnership and in similar programs and upon certain assumptions made as a result of that experience as set forth below, the general partners can estimate on an annual average basis, assuming a partnership life of twelve (12) years, the amount of fees they and their affiliates will receive.  Except as noted below, there is no limit on the dollar amount of compensation and fees paid to the general partners and their affiliates.

The amount of fees to be paid will vary from those estimated below due to varying economic factors, over which the general partners have no control, including, but not limited to, the state of the economy, lending competition in the area where partnership loans are made, interest rates and partnership earnings.  We are subject to public reporting requirements and the partnership will file quarterly and annual reports with the Securities and Exchange Commission.  These reports will be available to you and will set forth, among other things, the exact amount of compensation and/or fees being paid to the general partners and their affiliates.

The general partners’ or their affiliates’ ability to affect the nature of the compensation by undertaking different actions is limited.  Because we are only one of many lenders in the industry, the general partners’ ability to affect fees charged is virtually non-existent.  Additionally, to a large extent, the amount of fees paid to the general partners and their affiliates is based upon decisions made by the borrower regarding, among other things, type and amount of loan, prepayment on the loan and possible default on the loan.  The relationships among the general partners of the various entities referred to herein are described under the caption “MANAGEMENT” at page 35.

The “Operating Stage” and “Liquidating Stage” tables below set forth the fees that the general partners might receive from the offering of $100,000,000 of partnership units to which this prospectus pertains and the use of proceeds from such offering.  These tables assume that all $100,000,000 of such partnership units are sold and that such proceeds are fully invested in mortgage loans.  There can be no assurance that all $100,000,000 of such partnership units will be sold or that all proceeds from such sales will be fully invested in mortgage loans.

OPERATING STAGE

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable

Redwood Mortgage Corp.
Loan brokerage commissions range from approximately three to six percent (3-6%) of the principal amount of each loan, but may be higher or lower depending upon market conditions.  Loan brokerage commissions are limited to an amount not to exceed four percent (4%) of the total partnership assets per year. Such commissions are payable solely by the borrower and not by us. (See “TERMS OF THE OFFERING” at page 21).

$4,120,000 per year (8)
Redwood Mortgage Corp.
Processing and escrow fees for services in connection with notary, document preparation, credit investigation, and escrow fees in an amount equal to the fees customarily charged by Redwood Mortgage Corp. for comparable services in the geographical area where the property securing the loan is located, payable solely by the borrower and not by the partnership.

$44,000 per year (6)
Redwood Mortgage Corp.	Loan servicing fee payable monthly up to a maximum amount equal to 1/8 of 1% per year of the outstanding principal amount of each loan. (1)(2)	$892,000 per year (6)
Redwood Mortgage Corp. (50%) Gymno Corporation ( 25%) Michael R Burwell (25%)	Asset management fee payable monthly in an amount up to 1/32 of 1% of the “net asset value.”(3)	$388,000 per year
Redwood Mortgage Corp.	Reimbursement of expenses relating to administration of the partnership, subject to certain limitations; see Article 10 of the partnership agreement. (4)	$271,000 per year (7)
Gymno Corporation	Reconveyance fee for reconveyance of property upon full payment of loan, payable by borrower.	Approximately $45 per deed of trust or market rate.
Redwood Mortgage Corp.	Assumption fee for assumption of loans payable by borrower of between 1/2 and 1 1/2 percent of the loan.	$16,000 per year (5)(6)
Redwood Mortgage Corp.	Extension fee for extending the loan period payable by borrower as a percentage of the loan.	$8,000 per year (6)
Redwood Mortgage Corp.	Interest earned, if any, between the date of deposit of borrower’s funds into Redwood Mortgage Corp.’s trust account and date of payment of such funds by Redwood Mortgage Corp.	$0 per year
Redwood Mortgage Corp. (33.33%) Gymno Corporation (33.33%) Michael R Burwell (33.33%)	One percent (1%) interest in profits, losses and distributions of earnings and cash available for distribution.	$83,000 per year (6)

LIQUIDATING STAGE

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount

Redwood Mortgage Corp.
Redwood Mortgage Corp.’s obligation to repay the principal amount of the formation loan owed to the partnership will be reduced by a portion of the early withdrawal penalties received by the partnership.  Initially, a portion of the early withdrawal penalties will be used to reduce the formation loan obligation and a portion will be used to pay the partnership’s offering expenses.  This portion shall be determined by the ratio between the initial amount of the formation loan and the total amount of the offering expenses incurred by the partnership.  Assuming that the maximum formation loan is $9,000,000 and the maximum organizational costs are $4,000,000, the ratio would be 69:31.  This amount could be higher or lower, depending upon total offering expenses.  That ratio will be determined by the actual formation loan and offering expenses incurred.  The ratio will change as offering expenses are amortized.  Historically, 70% of the total early withdrawal penalty payments were used to reduce Redwood Mortgage Corp.’s obligation under the formation loan (See “TRANSFER OF UNITS – Withdrawal from Partnership” at page 84).

$64,000 per year (6)(7)

(1)
Assuming that all $100,000,000 of partnership units offered hereby are sold, we estimate that the loan portfolio resulting from such sale will average $89,158,000, which amount is the basis for the above loan servicing fee calculation.  That calculation is also based on an estimated one percent (1%) annual loan servicing fee being paidby the partnership. The general partners are entitled to receive a maximum loan servicing fee of up to one and one-half percent (1½%) per year which is paid monthly in an amount up to 1/8 of 1% of the outstanding principal amount of each loan.  The general partners, in their sole discretion, may elect to lower the loan servicing fee for any period of time and thereafter raise the fees up to the stated limits.  Historically, the general partners have charged a loan servicing fee of one percent (1%) of the outstanding principal amount of the loans per year. An increase or decrease in this fee within the limits set by the partnership agreement directly impacts the yield to the limited partners.

(2)
On any property foreclosed upon, the loan servicing fee is payable by the borrower up until the time of foreclosure.  If, at the time of foreclosure, the loan servicing fee has not been paid out of the cash proceeds from a trustee’s sale of the foreclosed property, the loan servicing fee will be payable by the partnership.

(3)
The general partners receive a monthly asset management fee in a maximum amount of 1/32 of 1% of the net asset value of the partnership for services rendered in connection with the ongoing management of the partnership’s portfolio of loans.  The general partners, in their sole discretion, may elect to lower the amount of the asset management fee they receive.  The general partners may not increase the asset management fee above the maximum amount.  Currently, the asset management fee is paid 50% to Redwood Mortgage Corp., 25% to Gymno Corporation and 25% to Michael R. Burwell.  The general partners may, in their discretion, change the relative amount received by each of them.  The estimated amount payable is based on a monthly asset management fee in the amount of 1/32 of 1% of the net asset value of the partnership which is estimated to be $103,000,000.

(4)
The general partners or their affiliates are reimbursed for the actual cost of goods and materials used for or by the partnership and obtained from unaffiliated parties.  In addition, the general partners or their affiliates are reimbursed for the cost of administrative services necessary for the prudent operation of the partnership provided that such reimbursement will be the lesser of (a) the actual cost of such services or (b) ninety percent (90%) of the amount which the partnership would be required to pay independent parties for comparable services.

(5)
Redwood Mortgage Corp. may receive an assumption fee of between .5% and 1.5% of the outstanding balance of a loan when a new borrower assumes the loan obligations of the original borrower under a loan.  The actual amount of the assumption fee is determined by the general partners at the time of the assumption based on such factors as current interest rates, the amount of the outstanding loan and the credit worthiness of the new borrower.

(6)
The amount of fees to be paid to the general partners and their affiliates related to this offering are based on certain assumptions made in light of the general partners’ past experience with similar programs.  In determining the average annual fees to be paid to the general partners and their affiliates related to this offering the general partners have assumed, based upon their historical experience the following:  (i) a partnership life of twelve (12) years assuming $50,000,000 is raised in year one (1) and $50,000,000 is raised in year two (2); (ii) sixty five percent (65%) of the investors elect to retain their earnings in their capital accounts and thirty five percent (35%) elect to receive periodic cash distributions; (iii) an eight percent (8%) yield in all twelve (12) years; (iv) withdrawal rates of 5% in year six (6) and 10% thereafter; (v) a turnover rate on loans of 5% in year two (2), of ten percent (10%) in year three (3), fifteen percent (15%) in year four (4) and twenty percent (20%) thereafter; (vi) no leveraging of the portfolio has occurred (vii) early withdrawals by limited partners over a one (1) year period of one percent (1%) per year during years three (3) through twelve (12); (viii) syndication costs of $4,000,000 incurred equally in years one (1) and two (2); (viii) cash liquidity reserves of two percent (2%) of net capital.  However, because the estimated amount of fees to be paid to the general partners and their affiliates are based on certain assumptions and conditions, including, historical experience, which may not provide an exact measurement of the fees to be paid, the general state of the economy, interest rates, the turnover rate of loans, partnership earnings, the duration and type of loans the partnership will make, and the election of investors to retain their earnings in their capital accounts or receive periodic cash distributions, the actual amount of fees paid will vary from those set forth above.

(7)
Early withdrawal penalties applied to the formation loan reduces the amount of the formation loan balance owed by Redwood Mortgage Corp. to the partnership.  Early withdrawal penalties are applied based on the original cost percentage of 70% and 30%, respectively, between the formation loan and syndication costs.  After the syndication costs are reimbursed or amortized, early withdrawal penalties are applied 70% to the formation loan and 30% to other income.  After the formation loan is repaid, all early withdrawal penalty amounts are credited to the partnership for use in making loans and for reserves.

(8)
To estimate the maximum loan brokerage commissions, we have assumed that average partnership assets resulting from the sale of all $100,000,000 of partnership units offered hereby will be $103,000,000, and brokerage loan commissions at 4% of the total partnership assets.

CONFLICTS OF INTEREST

The partnership is subject to various conflicts of interest arising out of its relationship with the general partners and their affiliates.  These conflicts include conflicts related to the arrangements pursuant to which the general partners will be compensated by the partnership.  Because the partnership was organized and is operated by the general partners, these conflicts will not be resolved through arms length negotiations but through the exercise of the general partners’ judgment consistent with their fiduciary responsibility to you and the other limited partners and the partnership’s investment objectives and policies.

The general partners are, and will be subject to, public reporting requirements for prior public programs and for this program.  They will continue to have an obligation to keep you appraised of material developments with respect to all partnerships in which they are the general partners, including material developments or events which give rise to a conflict of interest.  (See “PRIOR PERFORMANCE SUMMARY” at page 21).

Additionally, the partnership agreement imposes upon the general partners, an obligation to disclose and keep you apprised of any developments that would otherwise be disclosed in accordance with public reporting requirements, including those developments which would give rise to a conflict of interest.  Your power as a limited partner with respect to any such developments including the power, subject to a majority vote to amend the partnership agreement, to remove the general partners and/or amend or terminate contracts for services or goods between the general partners and the partnership, act as a check to the actions of general partners.  (See “FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNERS” at page 31 and “INVESTMENT OBJECTIVES AND CRITERIA” at page 40).  These conflicts include, but are not limited to, the following:

1.           Conflicts Arising As A Result Of The General Partners’ Legal And Financial Obligations To Other Partnerships.  The general partners and their affiliates serve as the general partners of other limited partnerships.  These partnerships include real estate mortgage limited partnerships with investment objectives similar to those of the partnership.  They may also organize other real estate mortgage limited partnerships in the future, including partnerships which may have investment objectives similar to those of the partnership.  The general partners and such affiliates have legal and financial obligations with respect to these partnerships which are similar to their obligations with respect to the partnership.  As general partners, they may have contingent liability for the obligations of such partnerships as well as those of the partnership.

The level of compensation payable to the general partners or their affiliates in connection with the organization and operation of other partnerships may exceed that payable in connection with the organization and operation of this partnership.  However, the general partners and their affiliates do not intend to offer for sale, interests in any other public programs (but not necessarily private programs) with investment objectives similar to the partnership, before substantially all initial proceeds of this offering are invested or committed.

The general partners believe that they have sufficient financial and legal resources to meet and discharge their obligations to the partnership and to the other partnerships.  In the event that a conflict were to arise, however, the general partners will undertake the following steps:  (i) they will seek the advice of counsel with respect to the conflict; (ii) in the event of a short fall of resources, they will seek to allot the partnerships’ financial and legal resources on a pro rata basis among the partnerships; (iii) in the event a pro rata allotment would materially adversely affect the operations of any partnership, the general partners will use their best efforts to apply available resources to that partnership so as to attempt to prevent a material adverse effect, and the remainder of the resources, if any, would be applied on a pro rata basis.

2.           Conflicts Arising From The General Partners’ Allocation Of Time Between The Partnership And Other Activities.   The general partners and their affiliates have conflicts of interest in allocating their time between the partnership and other activities in which they are involved.  However, the general partners believe that they, and their affiliates, have sufficient personnel to discharge fully their responsibilities to the partnership and to other affiliated partnerships and ventures in which they are involved.  Redwood Mortgage Corp. also provides loan brokerage services to investors other than the partnership.  As a result, there will exist conflicts of interest on the part of the general partners between the partnership and the other partnerships or investors with which they are affiliated at such time.  The general partners will decide which loans are appropriate for funding by the partnership or by such other partnerships and investors after consideration of all relevant factors, including:

• the size of the loan,

• portfolio diversification,

• quality and credit worthiness of borrower,

• amount of uninvested funds,

• the length of time that excess funds have remained uninvested.

To date, the individual general partners have each allocated approximately 20-25 hours per week, exclusively on partnership activities and estimate that they will continue to allocate approximately the same amount of time in the future.  This amount may be higher during the offering and marketing stages and may be lower thereafter.  The general partners believe that they will have sufficient time, based upon the organization and personnel that they have built and retained over the last twenty-seven (27) years, to fully discharge their obligations to the partnership.  In the event that a conflict were to arise, however, the general partners will take the following action:  (i) they will seek the advice of counsel with respect to the conflict; (ii) in the event of a short fall of resources, they would seek to allot the partnership’s financial and legal resources on a pro rata basis among the partnerships; (iii) in the event a pro rata allotment would materially adversely affect the operations of any partnership, the general partners will use their best efforts to apply resources to that partnership to attempt to prevent a material adverse effect, and the remainder of the resources, if any, would be applied on a pro rata basis.

3.           The Amount Of Loan Brokerage Commissions, Other Compensation To The General Partners And The Quality And Types Of Loans Affects Rate Of Return To You. None of the compensation payable to the general partners was determined by arms length negotiations.  We anticipate that the loan brokerage commissions charged to borrowers by Redwood Mortgage Corp., a general partner, will average approximately three to six percent (3-6%) of the principal amount of each loan, but may be higher or lower depending upon market conditions.  The loan brokerage commission shall be capped at four percent (4%) per annum of the partnership’s assets. Any increase in the loan brokerage commission charged on loans may have a direct, adverse effect upon the interest rates charged by the partnership on loans and thus the overall rate of return to you.  Conversely, if the general partners reduced the loan brokerage commissions charged by Redwood Mortgage Corp. a higher rate of return might be obtained for the partnership and the limited partners.  This conflict of interest will exist in connection with every loan transaction, and you must rely upon the fiduciary duties of the general partners to protect their interests.  In an effort to partially resolve this conflict, Redwood Mortgage Corp. has agreed that loan brokerage commissions shall be limited to four percent (4%) per annum of the partnership’s assets.  In the event of a conflict with respect to the payment of the loan brokerage commissions or the quality or type of loan, the general partners will resolve the conflict in favor of the partnership.

The general partners have reserved the right to retain the services of other firms, in addition to or in lieu of Redwood Mortgage Corp., to perform the brokerage services, loan servicing and other activities in connection with the partnership’s loan portfolio that are described in this prospectus.  Any such other firms may also be affiliated with the general partners.

4.           Arrangement Of Loans By Redwood Mortgage Corp.  Redwood Mortgage Corp. arranges all loans made by the partnership.  Redwood Mortgage Corp. also arranges and makes mortgage loans for its own account and for other investors, including affiliates of the general partners.  There may be a conflict of interest between the partnership and Redwood Mortgage Corp. or other investors for whom it selects mortgage loans for investment.  This could arise from the fact that Redwood Mortgage Corp. may be choosing among various loans that it may have originated with different interest rates and other terms and features, for placement either in the partnership’s mortgage loan portfolio or with other investors.  You must rely on Redwood Mortgage Corp. and the other general partners to honor their fiduciary duty to protect the partnership’s interests in making and choosing mortgage loans.

5.           Terms Of Formation Loan Are Not A Result Of Arms Length Negotiations. Redwood Mortgage Corp. will borrow from the partnership an amount equal to not more than nine percent (9%) of the gross proceeds of this offering.  This loan (the “formation loan”) will not bear interest.  Accordingly, the partnership’s rate of return on the formation loan will be below the rate obtainable by the partnership on its loans.  With respect to this offering, the formation loan could range from a minimum of $5,000,000 assuming all investors elected to receive current cash distributions to a maximum of $9,000,000 assuming all investors elected to compound their earnings.  The terms of the formation loan were not the result of arms length negotiations.  This loan will be an unsecured obligation of Redwood Mortgage Corp. (See “PLAN OF DISTRIBUTION - Formation Loan” at page 88).  The amount of early withdrawal penalties received by the partnership from investors will reduce the principal balance of the formation loan, thus reducing the amount owed from Redwood Mortgage Corp. to the partnership.  In the event of default in the payment of such loan a conflict of interest would arise on our part in connection with the enforcement of the loan and the continued payment of other fees and compensation, including the loan servicing fee and asset management fee, to Redwood Mortgage Corp.  If the general partners are removed, no other general partners are elected, the partnership is liquidated and Redwood Mortgage Corp. is no longer receiving payments for services rendered, the debt on the formation loan shall be forgiven by the partnership and Redwood Mortgage Corp. shall be immediately released from any further obligation under the formation loan.  In the event of a conflict with respect to the repayment of the formation loan, or a default thereof or the continued payment of other fees and compensation to Redwood Mortgage Corp., the partnership, at the partnership’s expense, will retain independent counsel, who has not previously represented the general partners to represent the partnership in connection with such conflict.

6.           Potential Conflicts If We Invest in Loans With General Partners Or Affiliates.  We may invest in loans acquired by the general partners or affiliates.  The partnership’s portion of the total loan may be smaller or greater than the portion of the loan made by the general partners or affiliates.  Such an investment would be made after a determination by the general partners that the entire loan is in an amount greater than would be suitable for the partnership to make on its own or that the partnership will benefit through broader diversification of its loan portfolio.  However, you should be aware that investing with the general partners or affiliates could result in a conflict of interest between the partnership and the general partners or affiliates in the event that the borrower defaults on the loan.  Both the partnership and the general partners or affiliates will protect their own interest in the loan and in the underlying security.  In order to minimize the conflicts of interest which may arise if the partnership invests in loans with the general partners or affiliates, the partnership will acquire its interest in the loan on the same terms and conditions as does the general partners or affiliates and the terms of the loan will conform to the investment criteria established by the partnership for the origination of loans.  By investing in a loan on the same terms and conditions as do the general partners or an affiliate, the partnership will be entitled to enforce the same rights as the general partners or affiliate in such loan and the general partners and affiliate will not have greater rights in the loan than does the partnership.

7.           General Partners Will Represent Both Parties In Sales Of Real Estate Owned To Affiliates.  In the event the partnership becomes the owner of any real property by reason of foreclosure on a loan, the general partners’ first priority will be to arrange the sale of the property.  The general partners will attempt to obtain a price that will permit the partnership to recover the full amount of its invested capital plus accrued but unpaid interest and other charges, or so much thereof as can reasonably be obtained in light of current market conditions.  In order to facilitate such a sale, the general partners may, but are not required to, arrange a sale to persons or entities controlled by them, e.g., to another partnership or entity formed by one of the general partners for the express purpose of acquiring foreclosure properties from lenders such as the partnership.  The general partners will be subject to conflicts of interest in arranging such sales since they will represent both parties to the transaction.  For example, the partnership and the potential buyer will have conflicting interests in determining the purchase price and other terms and conditions of sale.  The general partners’ decision will not be subject to review by any outside parties.

The general partners have undertaken to resolve these conflicts as follows:

(a)           No foreclosed property will be sold to the general partners or an affiliate unless the general partners have first used their best efforts to sell the property at a fair price on the open market for at least 60 days.

(b)           In the event the property will be sold to an affiliate, the net purchase price must be more favorable to the partnership than any third party offer received.  The purchase price will also be (1) no lower than the independently appraised value of such property at the time of sale, and (2) no lower than the total amount of the partnership’s “investment” in the property.  The partnership’s investment includes without limitation the following:

•	the unpaid principal amount of the partnership’s loan,
•	unpaid interest accrued to the date of foreclosure,
•	expenditures made to protect the partnership’s interest in the property such as payments to senior lienholders and for insurance and taxes,
•	costs of foreclosure (including attorneys’ fees actually incurred to prosecute the foreclosure or to obtain relief from a stay in bankruptcy), and
•
any advances made by the general partners on behalf of the partnership for any of the foregoing less any income or rents received, condemnation proceeds or other awards received or similar monies received.

A portion of the purchase price may be paid by the affiliate executing a promissory note in favor of the partnership.  Any such note will be secured by a deed of trust on the subject property.  The principal amount of such a note, plus any obligations secured by senior liens, will not exceed ninety percent (90%) of the purchase price of the property.  The terms and conditions of such a note will be comparable to those the partnership requires when selling foreclosed properties to third parties.

(c)           Neither the general partners nor any of their affiliates would receive a real estate commission in connection with such a sale.

It is the general partners’ belief that these undertakings will yield a price which is fair and reasonable for all parties.  However, no assurance can be given that the partnership could not obtain a better price from an unaffiliated third party purchaser.

7.           Professionals Hired By General Partners Do Not Represent You Or Any Other Limited Partners.  The attorneys, accountants and other experts who perform services for the partnership also perform services for the general partners and their affiliates.  It is anticipated that such representation will continue in the future.  Such professionals, including, Morrison & Foerster LLP, counsel for the partnership and the general partners, do not represent you or any other limited partner.  Under the partnership agreement, you must acknowledge and agree that such professionals, including, Morrison & Foerster LLP, counsel for the partnership and the general partners, representing the partnership and the general partners and their affiliates do not represent, and shall not be deemed under applicable codes of professional conduct and responsibility to have represented or be representing, any or all of the limited partners in any respect.  Such professionals, however, are obligated under those codes not to engage in unethical or improper professional conduct.  In the event of a conflict regarding services performed by attorneys, accountants and other experts, with respect to the general partners and/or the partnership and limited partners, then the partnership, at partnership expense, will retain independent counsel, who has not previously represented the partnership or the general partners to represent the interests of the limited partners solely with respect to the issue of a conflict regarding the services performed by professionals.

INVESTMENT OBJECTIVES AND CRITERIA

General Standards for Loans. The partnership is engaged in the business of making loans to members of the general public.  These loans will generally be secured by deeds of trust on the following types of real property, including:

•	single-family residences (including homes, condominiums and townhouses, including 1-4 unit residential buildings),
•	multifamily residential property (such as apartment buildings),
•	commercial property (such as stores, shops, offices, warehouses and retail strip centers), and
•	land.

Based on prior experience, we anticipate that of the number of loans made, approximately 30% to 60% of the total dollar amount of loans will be secured by single family residences, 20% to 50% by commercial properties, 1% to 20% by apartments, and 1% to 10% by undeveloped land.

As of December 31, 2004, of the partnership’s outstanding loan portfolio, 49.12% is secured by single family residences, 31.83% by commercial properties, 18.04% by multifamily properties and 1.01% by land.  We will also make loans secured by promissory notes which will be secured by deeds of trust and shall be assigned to the partnership.  The partnership’s loans will not be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured.  With the exception of the formation loan to be made to Redwood Mortgage Corp., loans will be made pursuant to a set of guidelines designed to set standards for the quality of the security given for the loans, as follows:

•
Priority of Mortgages. The lien securing each loan will not be junior to more than two other encumbrances (a first and, in some cases a second deed of trust) on the real property which is to be used as security for the loan.  Although we may also make wrap-around or “all-inclusive” loans, those wrap-around loans will include no more than two (2) underlying obligations (See “CERTAIN LEGAL ASPECTS OF LOANS - Special Considerations in Connection with Junior Encumbrances” at page 45).  We anticipate that the partnership’s loans will eventually be diversified as to priority approximately as follows:

▪	first mortgages – 40-60%;
▪	second mortgages – 40-60%;
▪	third mortgages – 0-10%.

As of December 31, 2004, of the partnership’s outstanding loan portfolio:

▪	sixty seven percent (67%) were secured by first mortgages,
▪	twenty nine percent (29%) by second mortgages and
▪	four percent (4%) by third mortgages.

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Geographic Area of Lending Activity. We will continue to generally limit lending to properties located in California.  To date, we have made no loans outside of California.  Approximately 76.36% of our loans are secured by deeds of trust on properties in the six San Francisco Bay Area counties.  We anticipate that this will continue in the future.  These counties, which have an aggregate population of over 5.8 million, are Santa Clara, San Mateo, San Francisco, Alameda, Contra Costa and Marin.  The economy of the area where the security is located is important in protecting market values.  Therefore, the general partners will limit the largest percentage of our lending activity principally to the San Francisco Bay Area since it has a broad diversified economic base, an expanding working population and a minimum of buildable sites.  The general partners believe these factors contribute to a stable market for residential property.  Although we anticipate that the partnership’s primary area of lending will continue to be Northern California, we may elect to make loans secured by real property located throughout California.

•
Construction Loans. We may make construction loans up to a maximum of 10% of our loan portfolio.  With respect to residential property, a construction loan is a loan in which the proceeds are used to construct a new dwelling (up to four units) on a parcel of property on which no dwelling previously existed or on which the existing dwelling was entirely demolished.  With respect to commercial property, a construction loan is a loan in which the proceeds are used to construct an entirely new building on a parcel of property on which no building existed or on which an existing building was entirely demolished.  As of December 31, 2004, 8.36% of our loans consisted of construction loans.  The partnership also has undisbursed commitments for construction loans.  If all of such undisbursed commitments were to be disbursed, then the aggregate amount of the partnership’s construction loans would exceed 10% of its total loan portfolio.  The general partners anticipate, however, that as such undisbursed commitments are disbursed, the total amount of construction loans will not exceed such 10% level because such disbursed loans will be offset by repayments of other outstanding construction loans and by the overall growth in the partnership’s loan portfolio.

In addition, in no event will the loan-to-value ratio on construction loans exceed 80% of the independently appraised completed value of the property.  Once a property receives a certificate of occupancy from the local jurisdiction in which it is located, our loan will be reclassified as a permanent loan.  We will not make loans secured by properties determined by the general partners to be special-use properties.  Special use properties are bowling alleys, churches and gas stations.

•
Rehabilitation Loans.  The partnership also makes loans, the proceeds of which are used to remodel, add to and/or rehabilitate an existing structure or dwelling, whether residential, commercial or multifamily properties and which, in the determination of management, are not construction loans.  These loans are referred to by management as “rehabilitation loans”. As of December 31, 2004 the partnership had funded $41,373,000 in rehabilitation loans and $8,880,000 remained to be disbursed for a combined total of $50,253,000. While the partnership does not classify rehabilitation loans as construction loans, rehabilitation loans do carry some of the same risks as construction loans. There is no limit on the amount of rehabilitation loans the partnership may make.

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Loan-to-Value Ratios.  The amount of the partnership’s loan combined with the outstanding debt secured by a senior deed of trust on the security property generally will not exceed a specified percentage of the appraised value of the security property as determined by an independent written appraisal at the time the loan is made.  These loan-to-value ratios are as follows:

Type of Security Property	Loan to-Value Ratio

Residential (including apartments)	80%
Commercial Property (including retail stores, office buildings, warehouses facilities, mixed use properties)	70%

Land	50%

Any of the above loan-to-value ratios may be increased if, in the sole discretion of the general partners, a given loan is supported by credit adequate to justify a higher loan-to-value ratio.  In addition, such loan-to-value ratios may be increased by 10% (e.g., to 90% for residential property), to the extent mortgage insurance is obtained; however, the general partners do not anticipate obtaining mortgage insurance.  Finally, the foregoing loan-to-value ratios will not apply to purchase-money financing offered by us to sell any real estate owned (acquired through foreclosure) or to refinance an existing loan that is in default at the time of maturity.  In such cases, the general partners shall be free to accept any reasonable financing terms that they deem to be in the best interests of the partnership, in their sole discretion.  Notwithstanding the foregoing, in no event will the loan-to-value ratio on construction loans exceed eighty percent (80%) of the independently appraised completed value of the property.  The target loan-to-value ratio for partnership loans as a whole is approximately 70%.  As of December 31, 2004, the loan to value ratio based upon appraised values and prior liens at the inception date of the loans for the partnership as a whole was 56.94%.

We receive an independent appraisal for the property that will secure our mortgage loan.  Appraisers retained by us shall be licensed or qualified as independent appraisers by state certification or national organization or other qualifications acceptable to the general partners.  The general partners will review each appraisal report and will conduct a “drive-by” for each property on which an appraisal is made.  A “drive by” means the general partners or their affiliates will drive to the property and assess the front exterior of the subject property, the adjacent properties and the neighborhood.  A “drive by” does not include entering any structures on the property.  In many cases the general partners do enter the structures on the property.

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Terms of Loans.  Most of our loans are for a period of 1 to 5 years, but in no event more than 15 years.  Most loans provide for monthly payments of principal and/or interest.  Many loans provide for payments of interest only or are only partially amortizing with a “balloon” payment of principal payable in full at the end of the term. Some loans provide for the deferral and compounding of all or a portion of accrued interest for various periods of time.

•
Equity Interests in Real Property. Most of our loans provide for interest rates comparable to second mortgage rates prevailing in the geographical area where the security property is located.  However, we reserve the right to make loans (up to a maximum of 25% of the partnership’s loan portfolio) bearing a reduced stated interest rate in return for an interest in the appreciation in value of the security property during the term of the loan (See “CONFLICTS OF INTEREST – Amount of Loan Brokerage Commissions, Other Compensation To The General Partners And The Quality And Types Of Loans Affects Rate of Return to You” at page 29).

•	Escrow Conditions. Loans are funded through an escrow account handled by a title insurance company or by Redwood Mortgage Corp., subject to the following conditions:

▪
Satisfactory title insurance coverage is obtained for all loans.  The title insurance policy names the partnership as the insured and provides title insurance in an amount at least equal to the principal amount of the loan.  Title insurance insures only the validity and priority of the partnership’s deed of trust, and does not insure the partnership against loss by reason of other causes, such as diminution in the value of the security property, over appraisals, etc.

▪	Satisfactory fire and casualty insurance is obtained for all loans, naming the partnership as loss payee in an amount equal to cover the replacement cost of improvements.

▪
The general partners do not intend to and to date have not arranged for mortgage insurance, which would afford some protection against loss if the partnership foreclosed on a loan and there was insufficient equity in the security property to repay all sums owed.  If the general partners determine in their sole discretion to obtain such insurance, the minimum loan-to-value ratio for residential property loans will be increased.

▪
All loan documents (notes, deeds of trust, escrow agreements, and any other documents needed to document a particular transaction or to secure the loan) and insurance policies name the partnership as payee and beneficiary.  Loans are not written in the name of the general partners or any other nominee.

•
Loans to General Partners and Affiliates.  Although we may loan funds to the general partners or their affiliates, no such loans have been made to date.  However, the partnership has made and will make formation loans to Redwood Mortgage Corp. and may, in certain limited circumstances, loan funds to affiliates, to among other things, purchase real estate owned by us as a result of foreclosure.

•
Purchase of Loans from Affiliates and Other Third Parties.  Existing loans may be purchased, from the general partners, their affiliates or other third parties, only so long as any such loan is not in default and otherwise satisfies all of the foregoing requirements; provided, the general partners and their affiliates will sell no more than a 90% interest and retain a 10% interest in any loan sold to the partnership which they have held for more than 180 days.  In such case, the general partners and affiliates will hold their 10% interest and the partnership will hold its 90% interest in the loan as tenants in common.  The purchase price to the partnership for any such loan will not exceed the par value of the note or its fair market value, whichever is lower.

•
Note Hypothecation.  We also may make loans which will be secured by assignments of secured promissory notes.  The amount of a loan secured by an assigned note will satisfy the loan-to-value ratios set forth above (which are determined as a specified percentage of the appraised value of the underlying property) and also will not exceed 80% of the principal amount of the assigned note.  For example, if the property securing a note is commercial property, the total amount of outstanding debt secured by such property, including the debt represented by the assigned note and any senior mortgages, must not exceed 70% of the appraised value of such property, and the loan will not exceed 80% of the principal amount of the assigned note.  For purposes of making loans secured by promissory notes, we shall rely on the appraised value of the underlying property, as determined by an independent written appraisal which was conducted within the last twelve (12) months.  If such appraisal was not conducted within the last twelve months, then we will arrange for a new appraisal to be prepared for the property.  All such appraisals will satisfy our loan-to-value ratios set forth above.  Any loan evidenced by a note assigned to the partnership will also satisfy all other lending standards and policies described herein.  Concurrently with our making of the loan, the borrower of partnership funds, i.e., the holder of the promissory note, shall execute a written assignment which shall assign to the partnership his/its interest in the promissory note.  No more than 20% of our portfolio at any time will be secured by promissory notes.  As of the date hereof, none of our portfolio is secured by promissory notes.

•
Loan Participation.  We have participated in loans with other limited partnerships organized by the general partners, where we have purchased a fractional undivided interest in a loan, meeting the requirements set forth above.  Because we will not participate in a loan which would not otherwise meet our requirements, the risk of such participation is minimized.  Although we may participate in loans with nonaffiliated lenders, individuals or pension funds, we have not to date.  Any such participation would only be on the terms and conditions set above.

•	Diversification. The maximum investment by the partnership in a loan will not exceed the greater of (1) $75,000, or (2) 10% of the then total partnership assets (See Loan Participation, above).

•
Reserve Liquidity Fund. A contingency reserve liquidity fund equal to the lesser of two percent (2%) of the gross proceeds of the offering or two percent (2%) of the net capital of the partnership will be established for the purpose of covering unexpected cash needs of the partnership.

Credit Evaluations.  We may consider the income level and general creditworthiness of a borrower to determine his or her ability to repay the loan according to its terms, but such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy the loan-to-value ratios described above.  Therefore, loans may be made to borrowers who are in default under other of their obligations (e.g., to consolidate their debts) or who do not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

Loan Brokerage Commissions.  Redwood Mortgage Corp. will receive loan brokerage commissions for services rendered in connection with the review, selection, evaluation, negotiation and extension of the loans from borrowers.  Redwood Mortgage Corp. anticipates that loan brokerage commissions will average approximately three to six percent (3-6%) of the principal amount of each loan, but may be higher or lower depending upon market conditions.  The loan brokerage commission will be limited to four percent (4%) per annum of the partnership’s total assets.

Loan Servicing.  It is anticipated that all loans will be “serviced” (i.e., loan payments will be collected) by Redwood Mortgage Corp.  Redwood Mortgage Corp. will be compensated for such loan servicing activities (See “COMPENSATION TO GENERAL PARTNERS AND AFFILIATES” at page 23).  Both Redwood Mortgage Corp. and the partnership have the right to cancel this servicing agreement and any other continuing business relationships that may exist between them upon 30 days notice.

Borrowers will make interest payments in arrears, i.e., with respect to the preceding 30-day period, and will make their checks payable to Redwood Mortgage Corp.  Checks will be deposited in Redwood Mortgage Corp.’s trust account, and, after checks have cleared, funds will be transferred to the partnership’s bank or money market account.

Sale of Loans.  Although we have not done so in the past, the general partners or their affiliates may sell loans to third parties including affiliated parties (or fractional interests therein) if and when the general partners determine that it appears to be advantageous to do so.

Borrowing.  We will borrow funds for partnership activities including:  (1) making loans; (2) increasing the liquidity of the partnership; and (3) reducing cash reserve needs.  We may assign all or a portion of our loan portfolio as security for such loan(s).  As of December 31, 2004, we have borrowed $16,000,000 pursuant to $42,000,000 line of credit.  We anticipate engaging in this type of transaction when the interest rate at which the partnership can borrow funds is somewhat less than the rate that can be earned by us on our loans, giving us the opportunity to earn a profit on this “spread.”  Such a transaction involves certain elements of risk and also entails possible adverse tax consequences (See “RISK FACTORS - Use of Borrowed Money May Reduce Our Profitability Or Cause Losses Through Liquidation” at page 13 and “MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment by Tax-Exempt Investors” at page 76).  It is our intention to finance no more than fifty percent (50%) of the partnership’s investments with borrowed funds.  (See “TAX RISKS - We Expect to Generate Unrelated Business Taxable Income” at page 19).

Other Policies. We shall not:

•	issue senior securities
•	invest in the securities of other issuers for the purpose of exercising control
•	underwrite securities of other issuers, or
•	offer securities in exchange for property.

If we anticipate that we will become, through foreclosure or otherwise, the owner of property that is subject to a high degree of risk, including without limitation, property subject to hazardous or toxic cleanup, prolonged construction or other risk, the general partners may, in their discretion, seek to transfer or sell the loan to an affiliated or unaffiliated entity with the expertise to manage the attendant risk.

DESCRIPTION OF UNITS

The units will represent a limited partnership interest in the partnership.  Each unit is $1.

The limited partners representing a majority of the outstanding limited partnership interests may, without the concurrence of the general partners, vote to take the following actions:

                    •   terminate the partnership;
•	amend the limited partnership agreement, subject to certain limitations described in Section 12.4 of the limited partnership agreement;
                    •  approve or disapprove the sale of all or substantially all of the assets of the partnership; or
•
    remove or replace one or all of the general partners.  In addition, limited partners representing ten percent (10%) of the limited partner interests may call a meeting of the partnership.  (See “SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT” at page 81).

          If you assign your units to another person, that person will not become a substituted limited partner in your place unless the written consent of the general partners to such substitution has been obtained.  Such consent shall not be unreasonably withheld.  A person who does not become a substituted limited partner shall be entitled to receive allocations and distributions attributable to the unit properly transferred to him, but shall not have any of the other rights of a limited partner, including the right to vote as a limited partner and the right to inspect and copy the partnership’s books.

There is not a public trading market for the units and none is likely to exist.  The transferability of the units will be subject to a number of restrictions.  Accordingly, the liquidity of the units will be limited and you may not be able to liquidate your investment in the event of an emergency, except as permitted in the withdrawal provisions described below.  Any transferee must be a person that would have been qualified to purchase units in this offering and no transferee may acquire less than 2000 units.  No unit may be transferred if, in the judgment of the general partners, a transfer would jeopardize the status of the partnership or cause a termination of the partnership for federal income tax purposes.  Transfers of the units will generally require the consent of the California Commissioner of Corporations, except as permitted in the Commissioner’s Rules.  Additional restrictions on transfers of units may be imposed under the securities laws of other states upon transfers occurring in or involving the residents of such states.  In addition, you will not be permitted to make any transfer or assignment of your interests if the general partners determine such transfer or assignment would result in the partnership being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code or any rules, regulations or safe-harbor guidelines promulgated thereunder.

We will not repurchase any units from you.  However, you may withdraw from the partnership after one year from the date of purchase in four quarterly installments subject to a ten percent (10%) early withdrawal penalty being deducted from your capital account.  You may also withdraw after five years on an installment basis, generally a five year period in twenty installments or longer, without the imposition of any penalty (See “TRANSFER OF UNITS - Withdrawal from Partnership” at page 84).

SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the limited partnership agreement for the partnership, and is qualified in its entirety by the terms of the agreement itself.  You are urged to read the entire agreement, which is set forth as Exhibit A to this prospectus.

Rights and Liabilities of Limited Partners.   The rights, duties and powers of limited partners are governed by the limited partnership agreement and Sections 15611, et seq. of the California Corporations Code (the California Revised Limited Partnership Act (the “partnership act”)) and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such agreement and partnership act.

You as a limited partner will not be responsible for the obligations of the partnership.  However, you will be liable to the extent of any deficit in your capital accounts upon dissolution, and may also be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return.  Any cash distributed to you may constitute, wholly or in part, return of capital.

As a limited partner you will have no control over the management of the partnership, except that limited partners representing a majority of the outstanding limited partnership interests may, without the concurrence of the general partners, take the following actions:

•	terminate the partnership;
•	amend the limited partnership agreement, subject to certain limitiations;
•	approve or disapprove the sale of all or substantially all of the assets of the partnership; or
•	remove and replace one or all of the general partners.

The approval of all limited partners is required to elect a new general partner to continue the business of the partnership where there is no remaining general partner after a general partner ceases to be a general partner other than by removal.  The general partners shall have the right to increase the size of this offering or conduct an additional offering of securities without obtaining the consent of the limited partners.  Limited partners representing ten percent (10%) of the limited partnership interests may call a meeting of the partnership.

Capital Contributions.  Interests in the partnership will be sold in units of $1, and no person may acquire less than 2,000 units ($2,000) for initial investments or 1,000 units (1,000) for additional investments for existing limited partners.  The general partners have the discretion to accept subscriptions for fractional units in excess of the minimum subscription.  The general partners, collectively, will contribute the sum of l/10th of 1% of the aggregate capital contribution of the limited partners.

Rights, Powers and Duties of General Partners.   Subject to the right of the limited partners to vote on specified matters, the general partners will have complete charge of the business of the partnership.  The general partners are not required to devote full time to partnership affairs but only such time as is required for the conduct of partnership business. Any one of the general partners acting alone has the power and authority to act for and bind the partnership. The general partners are granted the special power of attorney of each limited partner for the purpose of executing any document that may be required to effect the continuation of the partnership, the admission of an additional partner or substitute partner or the dissolution or termination of the partnership.

Net Profits and Net Losses.  Net profits and net losses of the partnership will be allocated among the limited partners according to their respective outstanding capital accounts.  One percent (1%) of all partnership net profit and net loss will be allocated to the general partners.

Cash Distributions.  Upon your subscription for units, you will be required to elect either (i) to receive monthly, quarterly or annual distributions (“periodic distributions”); or (ii) to retain your earnings in your capital account with us.  The election to receive periodic cash distributions is irrevocable although you may change whether such distributions are received on a monthly, quarterly or annual basis.  If you initially elected to retain your earnings, you may, after three (3) years, change your election and receive periodic cash distributions.  The general partners will also receive cash distributions equal to one percent (1%) of total partnership income.

As a result, the relative percentage of partnership interests of those limited partners who elect to retain their earnings with us (including voting rights and shares of future income) will gradually increase due to the compounding effect of crediting income to their capital accounts, while the percentage interests of limited partners who elect to receive cash distributions will decrease during the term of the partnership.

Meeting. A general partner, or limited partners representing ten percent (10%) of the limited partnership interests, may call a meeting of the partnership.  If limited partners representing such ten percent (10%) interests present to the general partners a request for a meeting, the general partners shall fix a date for such meeting and shall, within twenty (20) days after receipt of such request, notify all of the limited partners of the meeting’s date.  Unless the notice otherwise specifies, all meetings will be held at 2:00 P.M. at our offices.  As a limited partner, you may vote in person or by proxy at the partnership meeting.  A majority of the outstanding limited partnership interests will constitute a quorum at partnership meetings.  There are no regularly scheduled meetings of the limited partners.

Accounting and Reports. The general partners will cause to be prepared and furnished to you, an annual report of the partnership’s operation which will be audited by an independent accounting firm. Within 120 days after the close of the year covered by the report, a copy or condensed version will be furnished to you.  You shall also be furnished such detailed information as is reasonably necessary to enable you to complete your own tax returns within 90 days after the end of the year.

The general partners presently maintain the partnership’s books and records on the accrual basis for bookkeeping and accounting purposes, and also intend to use the accrual basis method of reporting income and losses for federal income tax purposes.  The general partners reserve the right to change such methods of accounting, upon written notice to limited partners.  You may inspect the books and records of the partnership at all reasonable times.

Restrictions on Transfer. The limited partnership agreement places substantial limitations upon your ability to transfer units.  Any transferee must be a person that would have been qualified to purchase units in this offering and no transferee may acquire or hold less than 2,000 units.  No unit may be transferred if, in the judgment of the general partners, and/or their counsel a transfer would jeopardize our status as a partnership or cause a termination of the partnership for federal income tax purposes.  The written consent of the California Commissioner of Corporations is also required prior to any sale or transfer of units except as permitted in the Commissioner’s rules.  In addition, you will not be permitted to make any transfer or assignment of your units if the general partners determine such transfer or assignment would result in the partnership being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code or any rules, regulations or safe-harbor guidelines promulgated thereunder.

General Partners’ Interest.  Any general partner, or all of them, may retire from the partnership at any time upon six months written notice to all limited partners, in which event, if the business of the partnership is continued, then the retiring general partner would not be entitled to any termination or severance payment from the partnership, except for the return of his capital account balance.  If a general partner retires and the business of the partnership is not continued, then the retiring partner shall receive from the partnership such sums as the partner may be entitled to receive in the course of terminating the partnership and winding up its affairs, as discussed below. A general partner may also sell and transfer his general partner interest in the partnership (including all powers and authorities associated therewith) for such price as he shall determine in his sole discretion, and neither the partnership nor the limited partners will have any interest in the proceeds of such sale.  However, the successor general partner must be approved by limited partners holding a majority of the outstanding limited partnership interests.

Term of Partnership. The term of the partnership commenced on the day the certificate of limited partnership was filed with the California Secretary of State, in May, 1993, and will continue until December 31, 2032, unless earlier terminated pursuant to the provisions of the partnership agreement or by operation of law.  The partnership commenced operations in May, 1993.  The partnership will dissolve and terminate if any one of the following occurs:

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upon the removal, death, retirement, insanity, dissolution or bankruptcy of a general partner, unless the business of the partnership is continued by a remaining general partner, if any, or if there is no remaining general partner, by a new general partner elected to continue the business of the partnership by all the limited partners (or by a majority-in-interest of the limited partners, in the case of removal);

•	upon the affirmative vote of a majority-in interest of the limited partners;

•	upon the sale of all or substantially all (i.e., at least seventy percent (70%)) of the partnership’s assets as of the time of the sale; or

•	otherwise by operation of law.

Winding Up. The partnership will not terminate immediately upon the occurrence of an event of dissolution, but will continue until its affairs have been wound up.  Upon dissolution of the partnership, the general partners will wind up the partnership’s affairs by liquidating the partnership’s assets as promptly as is consistent with obtaining the fair current value thereof, either by sale to third parties or by collecting loan payments under the terms of the loan.  All funds received by us shall be applied to satisfy or provide for partnership debts and the balance shall be distributed to partners in accordance with the terms of the limited partnership agreement.

Dissenting Limited Partners’ Rights.  If we participate in any acquisition of the partnership by another entity, any combination of the partnership with another entity through a merger or consolidation, or any conversion of the partnership into another form of business entity (such as a corporation) that requires the approval of the outstanding limited partnership interests, the result of which would cause the other entity to issue securities to the limited partners, then each limited partner who does not approve such reorganization (the “Dissenting Limited Partner”) may require the partnership to purchase for cash, at its fair market value, his or her interest in accordance with Section 15679.2 of the California Corporations Code.  The partnership, however, may itself convert to another form of business entity (such as a corporation, trust or association) if the conversion will not result in a significant adverse change in (i) the voting rights of the limited partners, (ii) the termination date of the partnership (currently, December 31, 2032, unless terminated earlier in accordance with the partnership agreement), (iii) the compensation payable to the general partners or their affiliates, or (iv) the partnership’s investment objectives.

The general partners will make the determination as to whether or not any such conversion will result in a significant adverse change in any of the provisions listed in the preceding paragraph based on various factors relevant at the time of the proposed conversion, including an analysis of the historic and projected operations of the partnership; the tax consequences (from the standpoint of the limited partners) of the conversion of the partnership to another form of business entity and of an investment in a limited partnership as compared to an investment in the type of business entity into which the partnership would be converted; the historic and projected operating results of the partnership’s loans, and the then-current value and marketability of the partnership’s loans.  In general, the general partners would consider any material limitation on the voting rights of the limited partners or any substantial increase in the compensation payable to the general partners or their affiliates to be a significant adverse change in the listed provisions.

It is anticipated that, under the provisions of the partnership agreement, the consummation of any such conversion of the partnership into another form of business entity (whether or not approved by the general partners) would require the approval of limited partners holding a majority of the units.